SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: May 2, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces First Quarter 2011 Results

Revenue and Solar Module Shipments Exceed Guidance;

Company Continues Non-Silicon Cost Reductions;

Company Reaffirms Full Year 2011 Guidance

SHANGHAI, China, May 2, 2011 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•

Total solar product shipments were a record 208.4 megawatts (“MW”), compared to 162.6 MW in the fourth quarter of 2010 and 83.0 MW in the first quarter of 2010, representing an increase of 28.2% sequentially and 150.1% year-over-year.

•

Total revenues were a record RMB2.1 billion (US$326.7 million), an increase of 21.1% sequentially and 289.8% year-over-year, exceeding the Company’s first quarter of 2011 guidance of US$280 million to US$290 million.

•	Gross margin was 26.2%, compared to 28.5% in the fourth quarter of 2010 and 23.7% in the first quarter of 2010.

•

In-house gross margin relating to the Company’s in-house silicon wafer and solar cell production to solar module production was 31.0%, compared to 34.7% in the fourth quarter of 2010 and 32.2% in the first quarter of 2010.

•

Income from operations was RMB419.4 million (US$64.0 million), an increase of 15.6% from RMB362.8 million in the fourth quarter of 2010 and an increase of 331.9% from RMB97.1 million in the first quarter of 2010.

•	Net income was RMB336.6 million (US$51.4 million), a decrease of 8.6% sequentially and an increase of 358.6% year-over-year.

•	Diluted earnings per share were RMB3.45 (US$0.53), compared to RMB3.90 in the fourth quarter of 2010 and RMB0.84 in the first quarter of 2010.

•

Diluted earnings per American depositary share (“ADS”) were RMB13.78 (US$2.10), compared to RMB15.61 in the fourth quarter of 2010 and RMB3.37 in the first quarter of 2010. Each ADS represents four ordinary shares.

“JinkoSolar continued its growth trajectory during the first quarter of 2011,” said Mr. Kangping Chen, JinkoSolar’s chief executive officer. “During the quarter, we exceeded our guidance in terms of revenue and beat expectations for our solar module shipments while continuing to make timely deliveries despite the uncertainty surrounding Italy’s solar policies. This helped us maintain strong relationships with our customers in Italy as well as in Germany, strengthening our position as a leading solar module provider in those countries.”

“We also continued to execute on our strategies of growing our market share, diversifying our customer base and expanding geographically. During the quarter, we achieved a historic high of 166.6 MW of solar module shipments, a sequential increase of approximately 50%. Although we expect the average selling price for solar modules to continue to decline in the second quarter, we are confident that we can gain additional market share from our competitors due to our vertical integration, leading cost structure and strengthened brand recognition. For the second quarter, we expect to see an increase of at least 14% in solar module shipments.”

“We continued to diversify our customer base across a range of markets, including the United States and France, while significantly reducing our exposure to Italy from 50% of total module shipments in the fourth quarter of 2010 to 30.7% in the first quarter of 2011. In addition, we made significant progress entering into new markets such as Slovakia and the United Kingdom. As we expand our customer base globally, we will remain focused on lowering manufacturing costs and improving efficiencies to continue delivering high-quality, low cost solar products at competitive prices.”

“As various solar markets and foreign government solar policies continue to develop, we believe the industry might experience short-term volatility across certain segments of the solar value chain in 2011. Our growth strategy, however, remains firm. We will continue to produce high-quality, affordable solar products with a focus on long-term development rather than making decisions based on short-term margin gains. We maintain our guidance for 2011 in terms of shipments, revenues and capacity expansion,” concluded Mr. Chen.

First Quarter 2011 Financial Results

Total Revenues

Total revenues in the first quarter of 2011 were RMB2.1 billion (US$326.7 million), an increase of 21.1% from RMB1.8 billion in the fourth quarter of 2010 and 289.8% from RMB548.9 million in the first quarter of 2010. The sequential increase in revenues was primarily due to the increase in the sales volume of solar modules as a result of the Company’s strengthened brand recognition, and geographical diversification.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2011 was RMB559.7 million (US$85.5 million), an increase of 11.2% from RMB503.5 million in the fourth quarter of 2010 and 331.2% from RMB129.8 million in the first quarter of 2010. Gross margin was 26.2% in the first quarter of 2011, a decrease from 28.5% in the fourth quarter of 2010 and an increase from 23.7% in the first quarter of 2010. The sequential decrease in gross margin was primarily due to a slight increase in the average polysilicon cost as the price of polysilicon increased and a decrease in the average selling price of solar modules. In-house gross margin relating to the Company’s in-house silicon wafer, solar cell and solar module production was 31.0% in the first quarter of 2011, compared to 34.7% in the fourth quarter of 2010 and 32.2% in the first quarter of 2010. The sequential decrease was primarily due to the faster decrease in the average selling prices of solar modules relative to the decrease in the average polysilicon cost per watt as we used less silicon per watt in producing our products and decrease in manufacturing cost per watt. The year-over-year decrease was primarily due to the substantial increase in the average polysilicon cost.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2011 was RMB419.4 million (US$64.0 million), an increase of 15.6% from RMB362.8 million in the fourth quarter of 2010 and an increase of 331.9% from RMB97.1 million in the first quarter of 2010. Operating margin in the first quarter of 2011 was 19.6%, compared to 20.5% in the fourth quarter of 2010 and 17.7% in the first quarter of 2010. Total operating expenses in the first quarter of 2011 were RMB140.3 million (US$21.4 million), a decrease of 0.3% from RMB140.7 million in the fourth quarter of 2010 and an increase of 329.1% from RMB32.7 million in the first quarter of 2010. The sequential decrease in operating expenses was primarily due to the disposal of the Company’s obsolete silicon wafer equipment in the fourth quarter of 2010, while the year-over-year increase was primarily due to the increase in shipments and the Company’s global sales and marketing efforts. Operating expenses represented 6.6% of total revenues in the first quarter of 2011, a decrease from 8.0% in the fourth quarter of 2010 and an increase from 6.0% in the first quarter of 2010.

Foreign Currency Exchange Gain (Loss)

The Company had a foreign currency exchange loss of RMB29.6 million (US$4.5 million) in the first quarter of 2011 primarily due to the loss of RMB34.3 million in changes in the fair value of forward contracts, resulting from the appreciation of the Euro against the Renminbi, partially offset by a gain from depreciation of the U.S. dollar against the Renminbi. This compares to a net gain of RMB86.1 million in the fourth quarter of 2010.

Other Income (Expense)

Other income in the first quarter of 2011 was RMB32.1 million (US$4.9 million), compared to RMB0.8 million in the fourth quarter of 2010 and other expense of RMB0.4 million in the first quarter of 2010, as we received damages from one of our wafer customers that defaulted on its contract with us.

Income Tax Expense

The Company recognized a tax expense of RMB53.1 million (US$8.1 million) in the first quarter of 2011, compared to a tax expense of RMB66.0 million in the fourth quarter of 2010 and a tax expense of RMB12.0 million in the first quarter of 2010.

Net Income and Earnings per Share

Net income in the first quarter of 2011 was RMB336.6 million (US$51.4 million), a decrease of 8.6% from RMB368.3 million in the fourth quarter of 2010 and an increase of 358.6% from RMB73.4 million in the first quarter of 2010. The sequential decrease was primarily due to the loss in change in fair value of derivatives as well as an increase in interest expense.

Basic and diluted earnings per share in the first quarter of 2011 were RMB3.54 (US$0.54) and RMB3.45 (US$0.53), respectively, and basic and diluted earnings per ADS were RMB14.16 (US$2.16) and RMB13.78 (US$2.10), respectively. Each ADS represents four ordinary shares.

Financial Position

As of March 31, 2011, JinkoSolar had RMB1.2 billion (US$184.2 million) in cash and cash equivalents and restricted cash, compared to RMB938.0 million as of December 31, 2010.

Capital expenditures, representing payments made, in the first quarter of 2011 were RMB708.4 million (US$108.2 million).

As of March 31, 2011, total short-term bank borrowings including the current portion of long-term bank borrowings were RMB2.0 billion (US$304.5 million), as compared to RMB1.2 billion of total short-term borrowings as of December 31, 2010. Total long-term borrowings were RMB269.4 million (US$41.1 million), as compared to RMB269.3 million as of December 31, 2010.

First Quarter 2011 Operational Highlights

Solar Product Shipments

Total solar product shipments in the first quarter of 2011 were 208.4 MW, including 34.3 MW of silicon wafers, 7.5 MW of solar cells and 166.6 MW of solar modules. By comparison, total shipments for the fourth quarter of 2010 were 162.6 MW, consisting of 39.0 MW of silicon wafers, 12.0 MW of solar cells and 111.6 MW of solar modules.

Capacity Expansion of Solar Products

In the first quarter of 2011, the Company expanded its in-house annual silicon wafer, solar cell and solar module production capacities from approximately 600 MW each as of December 31, 2010, to approximately 900 MW each as of March 31, 2011. This compares to approximately 300 MW of silicon wafers, 200 MW of solar cells and 200 MW of solar modules as of March 31, 2010.

Recent Business Highlights

•

In May 2011, the Company appointed industry veteran Mr. Ron Kenedi as President of JinkoSolar (U.S.) Inc., a wholly owned subsidiary of the Company in the U.S. Mr. Kenedi has more than 30 years experience in the solar industry in the U.S. Before joining the Company, he served as the Vice President of Sharp Solar Energy Solutions, the solar arm of Sharp Electronics Corp. in the U.S. Under his leadership, Sharp attained a market leading position in the U.S.

•

In April 2011, the Company announced that it had entered into an agreement to supply a total of 50 MW of solar modules to BULL PowerTech, the new solar business segment of BULL Holding AG, a worldwide leader in PV technology, supply and production.

•

In March 2011, one of the Company’s wholly-owned subsidiaries Jinko Solar Co., Ltd. successfully issued the second tranche of unsecured short-term bonds with a principal amount of RMB300 million, following the issuance of the first tranche of unsecured short–term bonds with a principal amount of RMB300 million in January under its plan to issue unsecured one-year short-term bonds with an aggregate principal amount of RMB600 million with the PRC National Association of Financial Market Institutional Investors.

•

In March 2011, the Company announced that it had signed a one-year supply agreement with Lumos Solar, a leading solar design, development and distribution company in the United States, to produce 6 MW of frameless LSX modules as well as traditional Lumos-framed modules under a co-branded label “Lumos powered by Jinko” to be shipped in the second quarter of 2011.

•	In March 2011, the Company announced that it had joined PV CYCLE’s European association for voluntary take-back and recycling of photovoltaic modules.

Operations and Business Outlook

Second Quarter 2011 Guidance

For the second quarter of 2011, JinkoSolar expects total solar module shipments to be in the range of 190 MW to 200 MW. Total revenues are expected to be in the range of US$330 million to US$350 million. The Company expects to increase its in-house annual silicon wafer, solar cell and solar module production capacities to approximately 1,000 MW each by the end of the second quarter of 2011.

Full Year 2011 Guidance

For the full year 2011, the Company maintains its guidance range of 950 MW to 1,000 MW in total solar module shipments and US$1.4 billion to US$1.5 billion in total revenues. The Company reiterates its in-house annual silicon wafer, solar cell and solar module production capacity targets of approximately 1.5 GW each by the end of 2011.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Monday, May 2, 2011 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until May 8, 2011:

International:	+61-2-8235-5000
Passcode:	60188429

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing and vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically integrated solar product value chain with integrated annual capacity of 900 MW each for silicon wafers, solar cells and solar modules as of March 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions. For more information about JinkoSolar, please visit www.jinkosolar.com.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2011, which was RMB6.55 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2011, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, JinkoSolar’s ability to obtain additional capital to fund its operations and business expansion, its ability to obtain sufficient silicon raw materials in a timely manner, the general economic and business environment and conditions, the volatility of JinkoSolar’s operating results, its ability to attract and retain qualified employees, key technical personnel and executive officers. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of May 2, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: jks@ogilvy.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA

(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2010	December 31, 2010	March 31, 2011
	RMB	RMB	RMB	USD
Total revenues	548,868	1,767,053	2,139,455	326,719

Cost of revenues	(419,028)	(1,263,550)	(1,579,753)	(241,247)

Gross profit	129,840	503,503	559,702	85,472

Operating expenses:
Selling and marketing	(9,954)	(67,816)	(78,408)	(11,974)
General and administrative	(19,818)	(63,809)	(55,282)	(8,442)
Research and development	(2,951)	(9,052)	(6,649)	(1,015)

Total operating expenses	(32,723)	(140,677)	(140,339)	(21,431)
Income from operations	97,117	362,826	419,363	64,041
Interest expenses, net	(11,448)	(21,641)	(34,158)	(5,216)
Subsidy income	1,176	7,848	1,969	301
Exchange(loss)/ gain	(1,047)	(11,013)	4,655	711
Other(expenses)/income	(397)	(843)	32,090	4,900
Change in fair value of forward contracts	—	97,117	(34,260)	(5,232)
Change in fair value of embedded derivatives	55	—	—	—

Income before income taxes	85,456	434,294	389,659	59,505
Income taxes	(12,049)	(65,986)	(53,067)	(8,104)

Net income attributable to JinkoSolar Holding Co., Ltd.	73,407	368,308	336,592	51,401

Series A redeemable convertible preferred shares accretion	(8,910)	—	—	—
Series B redeemable convertible preferred shares accretion	(11,605)	—	—	—
Allocation to preferred shareholders	(10,103)	—	—	—

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	42,789	368,308	336,592	51,401

Net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per share -
Basic	0.84	4.01	3.54	0.54
Diluted	0.84	3.90	3.45	0.53

Net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	3.37	16.03	14.16	2.16
Diluted	3.37	15.61	13.78	2.10

Weighted average ordinary shares outstanding -
Basic	50,731,450	91,915,790	95,106,052	95,106,052
Diluted	50,731,450	94,401,746	97,698,949	97,698,949

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2010	March 31, 2011
	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	521,205	638,563	97,516
Restricted cash	416,790	567,444	86,655
Short term investments	34,706	161,458	24,656
Accounts receivable, net – a related party	100	100	15
Accounts receivable, net – third parties	576,796	1,317,670	201,223
Advances to suppliers – a related party	—	457	70
Advances to suppliers – third party	339,738	456,246	69,674
Inventories	819,515	1,040,767	158,937
Forward contract derivative assets	96,872	92,236	14,085
Deferred tax assets - current	2,717	2,717	415
Other receivables from related parties	399	278	42
Prepayments and other current assets	385,636	587,700	89,750

Total current assets	3,194,474	4,865,636	743,038
Property, plant and equipment, net	1,938,978	2,641,825	403,437
Land use rights, net	261,859	260,727	39,816
Intangible assets, net	951	1,024	156
Other assets	203,533	228,157	34,842
Deferred tax assets – non current	328	328	50
Goodwill	45,646	45,646	6,971
Advances to suppliers to be utilized beyond one year	234,577	230,783	35,243

Total assets	5,880,346	8,274,126	1,263,553

LIABILITIES
Current liabilities:
Accounts payable – third parties	355,012	466,895	71,300
Notes payable	571,522	938,105	143,259
Accrued payroll and welfare expenses	96,854	107,125	16,359
Advances from third party customers	164,957	132,384	20,217
Other payables and accruals	456,416	616,133	94,091
Other payables due to a related party	—	2,360	360
Income tax payable	92,200	51,959	7,935
Forward contract derivative liabilities	13,064	63,107	9,637
Deferred tax liabilities – current	10,112	10,112	1,544
Bonds payable	—	601,790	91,900
Contingent liabilities	10,000	10,000	1,527
Short-term borrowings from third parties including current portion of long-term bank borrowings	1,171,776	1,993,650	304,453

Total current liabilities	2,941,913	4,993,620	762,582

Non-current liabilities:
Long-term borrowings	269,250	269,375	41,137
Guarantee liability	1,500	1,500	229
Deferred tax liability	2,481	2,481	379

Total long term liabilities	273,231	273,356	41,745

Total liabilities	3,215,144	5,266,976	804,327

Equity
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized; 95,078,242 and 95,320,802 shares issued and outstanding as of December 31, 2010 and March 31, 2011, respectively)	14	14	2
Additional paid-in capital	1,542,089	1,547,650	236,344
Statutory reserves	164,587	164,587	25,134
Other comprehensive loss	—	(205)	(31)
Retained earnings	958,512	1,295,104	197,777

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	2,665,202	3,007,150	459,226

Total liabilities and equity	5,880,346	8,274,126	1,263,553